U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 001-13602

(Check One):	☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2017.

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I

Registrant Information

Full Name of Registrant:

Veru Inc.

Former Name if Applicable:

Not Applicable

Address of Principal Executive Office (Street and Number):

4400 Biscayne Blvd, Suite 888

City, State and Zip Code:

Miami, FL 33137

Part II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant could not file its annual report on Form 10-K for the year ended September 30, 2017 on the prescribed filing date for the following reasons:

Due to technical difficulties at the Company’s third party filing agent, the Company’s Form 10-K was transmitted and received for filing on EDGAR at 5:33 pm EST on December 29, 2017, which was three minutes after the filing deadline.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Kevin J. Gilbert, Senior Vice President – Corporate Development and Legal, 305-509-6897

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Form 10-K for the year ended September 30, 2017, which includes significant changes in results of operations from the prior fiscal year.

Veru Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated this 29th day of December, 2017.

VERU INC.

BY	/s/ Kevin J. Gilbert
Kevin J. Gilbert, Senior Vice President –
Corporate Development and Legal

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